UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.  )*


Bonds.com Group, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)


098003106
(CUSIP Number)


June 25, 2013
Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
[]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kazazian Asset Management, LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	[]
(b)	[]


3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
0

6.
SHARED VOTING POWER
28,571

7.
SOLE DISPOSITIVE POWER
0

8.
SHARED DISPOSITIVE POWER
28,571

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,571

10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES	[]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.5

12.
TYPE OF REPORTING PERSON
IA; OO

















1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kazazian Capital Master Fund, LP

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	[]
(b)	[]


3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
0

6.
SHARED VOTING POWER
28,571

7.
SOLE DISPOSITIVE POWER
0

8.
SHARED DISPOSITIVE POWER
28,571

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,571

10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		[]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.5

12.
TYPE OF REPORTING PERSON
PN

















1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kazazian Capital Partners, LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	[]
(b)	[]


3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
0

6.
SHARED VOTING POWER
28,571

7.
SOLE DISPOSITIVE POWER
0

8.
SHARED DISPOSITIVE POWER
28,571

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,571

10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES			[]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.5

12.
TYPE OF REPORTING PERSON
HC; OO
















1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kirk Kazazian

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	[]
(b)	[]


3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
United States


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
0

6.
SHARED VOTING POWER
28,571

7.
SOLE DISPOSITIVE POWER
0

8.
SHARED DISPOSITIVE POWER
28,571

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,571

10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		[]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.5

12.
TYPE OF REPORTING PERSON
HC; IN



Item 1(a)	Name of Issuer
		Bonds.com Group, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices
529 Fifth Avenue, 8th Floor, New York, New York 10017

Item 2(a)	Name of Person Filing
This Schedule 13G is being jointly filed by Kazazian Asset Management, LLC (the "Investment Manager"), Kazazian Capital Master Fund, LP (the "Fund"), Kazazian Capital Partners, LLC (the "General Partner"), and Kirk Kazazian, collectively the "Reporting Persons" with respect to shares of common stock of the above-named issuer owned by the Fund, a Delaware Company.

Kazazian Asset Management, LLC (the "Investment Manager") acts as the investment manager of the Fund. Kazazian Capital Partners, LLC
(the "General Partner") is the general partner of the Fund. The Investment Manager and General Partner are controlled by Kirk Kazazian.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office
The address of the principal business office of each of the Reporting Persons is Kazazian Asset Management, LLC, 527 Madison Avenue, 15th Floor, New York, New York 10022.

Item 2(c)	Citizenship
The Investment Manager and General Partner are organized as limited liability companies under the laws of the State of Delaware. The Fund is a limited partnership under the laws of the Cayman Islands. Kirk Kazazian is a citizen of the United States.

 Item 2(d)	Title of Class of Securities
Common Stock, $0.001 par value

Item 2(e)	CUSIP Number
098003106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the
		Exchange Act;
(d)	[_]	Investment company registered under Section 8 of the Investment
		Company Act;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule
		13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule
		13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal
		Deposit Insurance Act;
(i)	[_]	A church plan that is excluded from the definition of an investment
		company under Section 3(c)(14) of the Investment Company Act;
(j)	[_]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4		Ownership
A.	Kazazian Asset Management, LLC

(a)	Kazazian Asset Management, LLC may be deemed to beneficially own 28,571
	shares of common stock.
(b)	The number of shares Kazazian Asset Management, LLC may be deemed to
	beneficially own constitutes approximately 10.5% of the common stock
	outstanding.
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:  0
	(ii)	shared power to vote or to direct the vote:  28,571
	(iii)	sole power to dispose or to direct the disposition of:  0
	(iv)	shared power to dispose or to direct the disposition of: 28,571

B.	Kazazian Capital Master Fund, LP

(a)	Kazazian Capital Master Fund, LP may be deemed to beneficially own 28,571
	shares of common stock.
(b)	The number of shares Kazazian Capital Master Fund, LP may be deemed to
	beneficially own constitutes approximately 10.5% of the common stock outstanding.
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:  0
	(ii)	shared power to vote or to direct the vote:  28,571
	(iii)	sole power to dispose or to direct the disposition of:  0
	(iv)	shared power to dispose or to direct the disposition of: 28,571

C.	Kazazian Capital Partners, LLC

(a)	Kazazian Capital Partners, LLC may be deemed to beneficially own 28,571
	shares of common stock.
(b)	The number of shares Kazazian Capital Partners, LLC may be deemed to
	beneficially own constitutes approximately 10.5% of the common stock
	outstanding.
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:  0
	(ii)	shared power to vote or to direct the vote:  28,571
	(iii)	sole power to dispose or to direct the disposition of:  0
	(iv)	shared power to dispose or to direct the disposition of: 28,571

D.	Kirk Kazazian

(a)	Kirk Kazazian may be deemed to beneficially own 28,571 shares of
	common stock.
(b)	The number of shares Kirk Kazazian may be deemed to beneficially own
	constitutes approximately 10.5% of the common stock outstanding.
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:  0
	(ii)	shared power to vote or to direct the vote:  28,571
	(iii)	sole power to dispose or to direct the disposition of:  0
	(iv)	shared power to dispose or to direct the disposition of: 28,571

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following 0.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
	Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on by the Parent Holding Company
See Item 2 above

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 3rd day of July, 2013.

KAZAZIAN ASSET MANAGEMENT, LLC


By: /s/ Kirk Kazazian

KAZAZIAN CAPITAL MASTER FUND, LP


By: /s/ Kirk Kazazian


KAZAZIAN CAPITAL PARTNERS, LLC


By: /s/ Kirk Kazazian

KIRK KAZAZIAN


By: /s/ Kirk Kazazian